02045059

P.E. 6-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934

For the month of JUNE, 2002

Trans-Orient Petroleum Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27668.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.
(Registrant)

Date: June 26, 2002

(Signature)

Garth Johnson
(Name)

President/CEO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Trans-Orient Petroleum Ltd.
887 Helmcken Street
Vancouver, B.C. V6Z 1B1

Item 2. **Date of Material Change**

On or about June 26th, 2002

Item 3. **Press Release**

June 26th, 2002

Item 4. **Summary of Material Change**

Trans-Orient Announces Reduced Financing

Item 5. **Full Description of Material Change**

Vancouver, BC, June 26, 2002 - Trans-Orient Petroleum Ltd., (OTCBB:TOPTF) announced today that the Company has completed, a private placement financing of 1,000,000 units in its capital stock at US$0.20 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at US$0.25 in year one and US$0.30 in year two. This financing represents 41% of Trans-Orient's outstanding shares (59% fully diluted). The securities were placed with an investor group led by Trans-Orient's principal shareholder, Canadian businessman Alex Guidi who subscribed for 75% of the securities. The proceeds of the financing will be used for working capital.

This placement is a portion of the proposed placement announced by the Company on April 19, 2002, respecting 5,000,000 units which was not fully subscribed due to the deferral of the Company's planned investment into Indo-Pacific Energy Ltd. (OTCBB:INDOF) an affiliated company. On May 17, 2002, Indo-Pacific disclosed a legal dispute initiated by Greymouth Petroleum involving Indo-Pacific's Goldie oil and gas field and therefore the companies agreed to defer the inter-company investment. The Company is negotiating with Indo-Pacific in order to be able to commit to the original investment for 120 days pending a satisfactory legal review of the dispute In this regard, the Company will permit the foregoing investors to have the same period to complete the 4 million unit balance of the originally proposed placement at the same price as the portion completed.

Trans-Orient currently holds approximately 12% of the issued and outstanding shares of Indo-Pacific and 18% on a fully diluted basis.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officers**

Garth Johnson, President, CEO, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

June 26th, 2002 "Garth Johnson"

Garth Johnson, President, CEO, Corporate Secretary and Chief Financial Officer

Place of Declaration: Vancouver, B.C.

Trans-Orient Announces Reduced Financing

Vancouver, BC, June 26, 2002 - Trans-Orient Petroleum Ltd., (OTCBB:TOPTF) announced today that the Company has completed, a private placement financing of 1,000,000 units in its capital stock at US$0.20 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at US$0.25 in year one and US$0.30 in year two. This financing represents 41% of Trans-Orient's outstanding shares (59% fully diluted). The securities were placed with an investor group led by Trans-Orient's principal shareholder, Canadian businessman Alex Guidi who subscribed for 75% of the securities. The proceeds of the financing will be used for working capital.

This placement is a portion of the proposed placement announced by the Company on April 19, 2002, respecting 5,000,000 units, which was not fully subscribed due to the deferral of the Company's planned investment into Indo-Pacific Energy Ltd. (OTCBB:INDOF) an affiliated company. On May 17, 2002, Indo-Pacific disclosed a legal dispute initiated by Greymouth Petroleum involving Indo-Pacific's Goldie oil and gas field and therefore the companies agreed to defer the inter-company investment. The Company is negotiating with Indo-Pacific in order to be able to commit to the original investment for 120 days pending a satisfactory legal review of the dispute In this regard, the Company will permit the foregoing investors to have the same period to complete the 4 million unit balance of the originally proposed placement at the same price as the portion completed.

Trans-Orient currently holds approximately 12% of the issued and outstanding shares of Indo-Pacific and 18% on a fully diluted basis.

For further Information:
Republic Communications Ltd.
Toll Free: 1-866-414-4144
Email: ir@transorient.com

Web Site:
www.transorient.com